Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Undiscovered Managers Funds (File No. 811-08437)

ADDITIONAL INFORMATION REGARDING THE SPECIAL DISTRIBUTION FOR JPMORGAN REALTY INCOME FUND

May 16, 2022

The JPMorgan Realty Income Fund – which is currently expected to convert to an ETF as of the close of business on 5/20/22 – paid a special distribution on 5/12/22 to all shareholders of record on 5/10/22.

As detailed in the Section 19(a) Notice, the following are the distribution amounts:*

Share Class	Ticker Symbol	Long-Term Capital Gain per share ($)**	Short-Term Capital Gain per share ($)**
Class A	URTAX	1.36133	0.35822
Class C	URTCX	1.36133	0.35822
Class I	URTDX	1.36133	0.35822
Class L	URTLX	1.36133	0.35822
Class R5	JRIRX	1.36133	0.35822
Class R6	JPINX	1.36133	0.35822

*	Rates per share are the same across each share class.
**	The sources from which the special distribution was paid are estimates based on information as of 5/11/22.

To be clear, the actual conversion of the Fund from a mutual fund to an ETF is expected to be a tax-free reorganization. As a result, Fund shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the conversion (except with respect to cash received, as explained in the Information Statement/Prospectus previously delivered to shareholders).

However, notwithstanding the expected tax-free status of the conversion, the Fund is still required to distribute accumulated realized capital gains to satisfy its annual distribution requirements for U.S. tax purposes.

At the time of the special distribution, the Fund had accumulated realized capital gains generated in the normal course of business. Whether the Fund remained a mutual fund or converted to an ETF, there still would have been a requirement for the Fund to pay out any realized capital gains for calendar year 2022.

So, while the timing of these capital gain distributions has changed within the calendar year, the expected occurrence of the conversion did not increase or decrease the amount of accumulated realized capital gains that the Fund distributed on May 12th.

One of the benefits of ETFs is the potential for increased tax efficiency. Upon conversion to an ETF, the Fund will be able to utilize the in-kind redemption feature that should enhance tax efficiency going forward. Additionally, the ETF will benefit from lower fees for at least the first three years following conversion.

Thank you for your continued partnership and support of J.P. Morgan Funds.

Contact JPMorgan Distribution Services, Inc. at 1-800-480-4111 for a prospectus. Carefully consider the fund’s objectives, risks, charges and expenses before investing. The prospectus contains this and other fund information. Read it carefully before investing.

Investors should carefully consider the investment objectives and risks as well as charges and expenses of the JPMorgan ETF before investing. The summary and full prospectuses contain this and other information about the ETF. Read the prospectus carefully before investing. Call 1-844-4JPM-ETF or visit www.jpmorganETFs.com to obtain a prospectus.

In connection with the conversion discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 has been filed with the Securities and Exchange Commission (the “SEC”). The registration statement filed with the SEC may be amended or withdrawn. Investors are urged to read the materials and any other relevant documents because they contain important information about the conversion. Free copies of the materials are available on the SEC’s web site at www.sec.gov. These materials also are available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

This document is a general communication being provided for informational purposes only. It is educational in nature and not designed to be a recommendation for any specific investment product, strategy, plan feature or other purpose. Any examples used are generic, hypothetical and for illustration purposes only. Prior to making any investment or financial decisions, an investor should seek individualized advice from personal financial, legal, tax and other professionals that take into account all of the particular facts and circumstances of an investor’s own situation.

J.P. Morgan Funds are distributed by JPMorgan Distribution Services, Inc., which is an affiliate of JPMorgan Chase & Co. Affiliates of JPMorgan Chase & Co. receive fees for providing various services to the funds. JPMorgan Distribution Services, Inc. is a member of FINRA.

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